Exhibit 10
13455 Noel Road, Suite 800
Two Galleria Tower
Dallas, TX 75240
July 17, 2007
Delphi Corporation
5725 Delphi Drive
Troy, MI 48098

Attn:	Mr. Robert S. “Steve” Miller
Mr. John Sheehan

Re:	Proposed Investment in Delphi Corporation
Dear Mr. Miller and Mr. Sheehan:
     As you know, the signatories to this letter have been engaged in discussions with Delphi Corporation (“Delphi”) or the “Company”) and various other parties in interest in the jointly administered chapter 11 cases (the “Chapter 11 Cases”) pending in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) with respect to Delphi and certain of its subsidiaries (collectively, the “Debtors”) regarding a potential global resolution of the Chapter 11 cases that would be implemented pursuant to a plan of reorganization for the Debtors (the “Plan”) and be funded in part by an equity investment in Delphi (the “Investment”).
     Pursuant to the Company’s request, the undersigned submits this proposal (the “Proposal”) to make the Investment on the terms and subject to the conditions contained in the attached Equity Purchase and Commitment Agreement (the “Investment Agreement”) and the attached Equity Commitment Letters. The undersigned understands that Delphi’s acceptance and execution of the Investment Agreement is conditioned upon the entry by the Bankruptcy Court of the Initial Approval Order (as defined in the Investment Agreement and as described below).
     The undersigned and its advisors have devoted substantial time and resources to preparing this Proposal. We appreciate the significant amount of time and resources that Delphi and its advisors have dedicated to assisting our team in developing a deeper understanding of the Company’s business and operations. Based on this work, the undersigned are delivering to you a final form of Investment Agreement, executed signature pages for the Investment Agreement, and executed Equity Commitment Letters from various managed funds equal to the amount required to purchase any Unsubscribed Shares. The undersigned are also prepared to take appropriate action to move forward toward the full formulation and implementation of the transactions contemplated by the Investment Agreement and support the Debtors’ efforts to obtain all necessary approvals.

Mr. Robert S. “Steve” Miller
Mr. John Sheehan
July 17, 2007

     This Proposal and the enclosed Equity Commitment Letters are subject to, and expressly conditioned upon, (1) the entry by the Bankruptcy Court of an order (the “Initial Approval Order”), in form and substance reasonably satisfactory to us, on or prior to August 30, 2007, (a) approving and authorizing the Debtors to enter into and perform their obligations under the Investment Agreement, (b) authorizing the payment of the Commitment Fees, the Extension Fees, the Alternate Transaction Fee and the Transaction Expenses, as defined in and provided for in the Investment Agreement, on the terms and subject to the conditions set forth in the Investment Agreement, and (c) determining that the parties’ entry into, and performance of their obligations under, the Investment Agreement and the Equity Commitment Letters do not violate the Bankruptcy Code and do not give rise to any claim or remedy against the parties, and (2) Delphi’s execution and delivery of the Investment Agreement to the undersigned. In this regard, we are relying on the Company’s representation that it shall use reasonable best efforts to cause the Initial Approval Order to be entered in accordance with the foregoing, and to become the Approval Order as soon as practicable after entry of the Initial Approval Order, but no later than September 15, 2007 (as more particularly set forth in the Investment Agreement).
     This Proposal will remain open until 5 p.m. prevailing Eastern Time on July 18, 2007, after which time it will expire unless Delphi has filed a motion, in form and substance reasonably acceptable to us, seeking entry by the Bankruptcy Court of the Initial Approval Order and requesting a hearing on such motion on or before August 20, 2007. In addition, even if accepted by Delphi, this Proposal, the Investment Agreement and any Equity Commitment Letters shall terminate and be of no further force or effect, if, on or before, August 30, 2007: (1) the Initial Approval Order has not been entered by the Bankruptcy Court, (2), the Investment Agreement has not been executed and delivered to the undersigned by Delphi, or (3) the undersigned determine, after providing any applicable opportunity to cure, that either (a) the conditions to the obligations of the undersigned contained in the Investment Agreement are incapable of being satisfied or (b) the undersigned are entitled to exercise a termination right contained in the Investment Agreement.
     Based on our work to date, we are very enthusiastic about Delphi and look forward to pursuing the transactions contemplated by the Investment Agreement to their expeditious and mutually successful conclusion.
[signatures on next page]

Mr. Robert S. “Steve” Miller
Mr. John Sheehan
July 17, 2007

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its General Partner

By:	/s/ Patrick Daugherty

	Name: Title:	Patrick Daugherty Secretary

HIGHLAND-DELPHI ACQUISITION HOLDINGS, LLC

By: Highland Capital Management, L.P., its Managing Member

By: Strand Advisors, Inc., its General Partner

By:	/s/ Patrick Daugherty

	Name: Title:	Patrick Daugherty Secretary